Contact

www.linkedin.com/in/dana-minuta-35591937 (LinkedIn)

Top Skills

Italian Cuisine
Pastry
Mediterranean Cuisine

Languages

Italian
Spanish

Dana Minuta

Private Executive Chef
Austin, Texas, United States

Experience

Confidential

Private Executive Chef
October 2022 - Present (1 year 6 months)
Austin, Texas, United States

Chef Strega/ DM Chef Services

Executive Chef
July 2010 - October 2022 (12 years 4 months)

Executive chef and consultant building UHNW private global culinary programs. Food as medicine. Farm to table, seasonal ingredient focused cuisine.

Luxury Life International Magazine

Chef contributor
March 2017 - August 2021 (4 years 6 months)

Food writing for UK based luxury magazine, published quarterly.

Hamptons Provisioning Company

Owner
2008 - 2011 (3 years)

Education

The Culinary Institute of America

University at Albany, SUNY